Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

The following is a transcript from a presentation to analysts which took place at Barclays headquarters in London on Thursday, August 2, 2007.

BARCLAYS 2007 INTERIM RESULTS

ANALYSTS CONFERENCE CALL

JOHN VARLEY: Good morning and thank you for joining us today. If I could just remind you to switch off telephones and Blackberries that would be very helpful. Can I start by introducing my team.

I am joined on stage by Bob Diamond, the Group President, and – for the first time for our results – Chris Lucas, Group Finance Director.

In the front row we have Frits Seegers, Chief Executive of GRCB, and Paul Idzik, the Group COO. Chris will take you through the results in detail.

And after him, Bob will give you our view of recent developments in the markets, as context for Bar Cap’s results.

Today is primarily about the interim results of the Barclays Group. So I won’t be talking much this morning about ABN AMRO, but I will make a few comments on the investments in Barclays by China Development Bank and Temasek.

Today’s results provide a significant staging post in the strategic transformation of Barclays. You know that strategy well – it’s to achieve faster growth through earnings diversification.

The strategy can be implemented through organic and inorganic means.

Over the last years it’s mostly been by organic development. The planned merger with ABN AMRO is a different route to the same end of profit growth through earnings diversification. Either way, the investment story for shareholders is strong.

When I look at the subject of implementing our strategy and at our performance in the first half of 2007, what I would say is: “We’ve been keeping at it”.

And that we’ve been doing what we said we would. Three years ago at this presentation I talked about our priorities.

In particular, I said that there were certain things that we wanted to see in our performance over the short and medium term. On this slide I summarise those priorities, and I try to capture, alongside each objective, the essential point of delivery in the ensuing period. We said that we would strive for higher growth. First half profit in 2007 exceeds full year profit in 2003.

We said that profit diversification outside the United Kingdom would help us to achieve this higher growth and we’ve gone from 20% non-UK to 50% non-UK. We said that an increasing ratio of non-net interest income to NII would be a sign of growing financial health. We’ve gone from 45% non NII in 2003 to 60% today. We said that we would be more ambitious in our UK Retail Banking business, among other things by improving the cost income ratio there. The cost:income ratio in UKRB has improved significantly.

We said that we expected strong growth (by which we meant 15%-20% per annum) in BarCap and BGI over time. The compound annual profit growth of each of those businesses has been 37% since then.

And lastly we said that we wanted Barclays Wealth to become an engine of growth for the Group. Half-year profit in Wealth in 2007 exceeded full year profit in 2005. Those priorities remain the priorities of today. You should expect to see them in the performance of Barclays in the years ahead.

Back in 2004, we also expressed our belief that our strategy characterised by the operating principle of “earn, invest and grow” would serve shareholders well over time.

This slide shows our profit and dividend performance since 2003. Our profits have more than doubled over the period. Dividends are up by about two-thirds.

In late 2003, we set ourselves the goal of generating cumulative economic profit of between £6.5bn and £7.0bn during the period 2004-2007. Here, on this next slide, is that goal, expressed on a straight line basis.

So far, versus the goal, we have generated economic profit of £7.6bn. This is more than a billion pounds higher than the minimum we promised, and well above the top end of the range. And we reached that figure six months before the end of the goal period. We will be setting new goals, at the beginning of next year, for the period 2008-2011. And as you know, our baseline requirement for economic profit growth is 10% per annum over time.

Before I talk about the businesses, I would like to spend a few moments talking about the business model that we have chosen for Barclays – the universal banking model.

If you look at universal banks TSR over the course of the last 10 years, the out-performance is clear and strong, as this next slide illustrates. Barclays is a good example of how the model can work successfully. Not so many years ago, Barclays was a UK clearing bank, with limited activities outside the UK, and with its earnings dominated by the core UK retail and commercial banking business.

Today half of our profits are earned outside the UK, and two thirds of our profits are now made outside the two UK Banking businesses. The number of people working for Barclays outside the United Kingdom exceeds the number of UK-based employees.

We’ve achieved this transformation – which matters because we believe it increases the prospects for future growth – through the successful implementation of a universal banking strategy.

Successful universal banks are specialist not generalists. They incorporate specialist skills, expertise, and practices, which are directed at specific customer needs, in specific markets.

In Barclays, we have been building a business over the years which is characterised by the quality of its specialisms.

Those may be in investment banking or investment management or credit cards or wealth management.

But it is the transmission of these capabilities – through relationship managers and distribution networks around the world – which has been creating strong growth in Barclays, along with a high Group Return on Equity.

I am confident that we can continue to generate good growth.

I’ve talked in my presentations to you before about the sources of growth in the financial services industry.

We think that the industry will grow significantly over the course of the coming decade and our task, in setting strategic direction, is to maximise the alignment between Barclays – in terms of brand and physical footprint and capabilities – and those sources of growth.

The opportunity is very significant: it is to take market share in a growing market. Barclays on its own (and Barclays the more so with ABN AMRO) can do that. Unlocking the massive economic opportunity created by future growth depends on creating the right organisational structure.

Our structure is built around the two main business groupings of GRCB and IBIM. It is designed to enable us to lean into that growth by putting together – within the two groupings – businesses that are naturally synergistic.

We see substantial synergy within GRCB and within IBIM.

And we see significant synergy between GRCB and IBIM.

Because you know us well, you are familiar with the sort of things I am talking about:

The use by middle market customers – in the United Kingdom, and Spain and South Africa – of BarCap’s risk management and financing products…

The distribution by our retail networks in France and Spain and Portugal and Italy, of BGI’s i-Shares…And the injection of world class credit card expertise into our large South African retail customer base, or into our Scandinavian joint venture, or into our new Indian start-up.

These are just some examples.

We think we have plenty of further scope to generate such opportunities.

Chris will take you through the each of the businesses in a minute.

So I will limit myself here to a few key points that caught my eye.

I am very pleased with the performance of UK Retail Banking in 2007.

What did we say about this business back in 2004?

That it was capable of much higher growth; that it was inefficient relative to its best UK competitors; and that in one or two key product areas, we needed to catch up.

Today’s business is much stronger.

In 2007 we’ve built upon the sharply improved performance of 2006.

Our profits have grown 9% this half. Without the impact of settlements on overdraft fees (which you might think of as attributable to a prior period), the like with like profit increase was a lot higher.

Back in 2004, we identified two sources of significant improvement, which were Mortgages and Savings & Investments.

Chris will update you on our mortgage performance. It’s got a lot better. In Savings we’ve taken market share and the balances have increased materially. This has generated a significant upward shift in the profitability of this product line.

Three years ago, our UK Retail Banking cost income ratio was 65%. Today, it is 56%. We have further to go but we have improved our competitiveness a lot.

Turning to Barclaycard, I see the makings of turnaround here.

You’ll remember that, in 2003, we said that we would aggressively internationalise our credit card business.

At that time, we had one and a half million cards issued outside the United Kingdom. Today that number is seven and a half million.

The international card business has moved into profit in the first half of 2007. In Barclaycard UK, our priorities for 2007 were: bringing down the impairment charge; extending our Partnerships business; and getting back onto the front foot in the area of product innovation.

We made precise commitments to you about 2007 impairment. We’ve met those commitments during the first half.

Impairment in Barclaycard UK has responded to management action: the trends in delinquencies, arrears balances and loan loss rates are all positive.

As for innovation at Barclaycard, a good example is Barclaycard OnePulse – a three-in-one card, incorporating Oyster travel functionality, a credit card, and “wave and pay” technology for transactions below £10. OnePulse is currently in pilot and we are planning to launch it next month. As consumers increasingly go cashless, we hope that this will be a “must have” product.

We formed GRCB during 2006 because of the clear evidence of convergence in customer buying behaviour and need in the Retail, Commercial Banking and Card businesses in many markets around the world.

The evidence we have in the following 12 months corroborates that view. GRCB as a whole is in a period of rapid investment and expansion – evidenced, as we forecast in February, by the growth in our international distribution network during the course of 2007.

We have opened some 180 branches outside the UK so far this year.

I would expect to see some positive consequences of this investment over the next couple of years.

What early signs can I point you to?

I see clear signs of acceleration in the Western Europe and Emerging Markets businesses of GRCB which together comprise “IRCB excluding Absa”. Underlying profit growth in these businesses was 19% in the first half.

Our Western Europe business is growing at an emerging market rate during 2007, with profit up 17%.

And in GRCB’s Emerging Markets business, profit has grow by 25%, despite increased investment in the business, mostly in distribution and sales.

As for Absa in Rand terms, profit was up 32%. And lending to customers rose 20%.

The business is continuing to motor, notwithstanding the tighter monetary conditions in South Africa.

The synergy programme in Absa is running twelve months ahead of schedule.

It will take a while longer for IRCB ex-Absa to generate profits as large as the profits we are seeing from Absa today. But I am confident that it will.

In BarCap we have consistently talked of achieving compound profit growth of 15% to 20% per annum through time.

In trying to steer you towards a growth trajectory for BGI, we think that 15%-20% per annum looks like a good rule of thumb here too.

In FY 2006, our profits in BarCap were up over 55% and at BGI, over 30%.

We have seen further profit growth at BarCap during the first half of this year of 33%, and of 7% at BGI, or 15% on a constant currency basis.

This next slide shows you the relative rates of growth in profit, income, DVAR and economic capital consumption at BarCap over the last five years.

You will see that the rate of profit growth has significantly exceeded the rates of risk utilisation and of capital consumption.

BarCap continues to grow strongly in the United States and Mainland Europe and Asia.

Its franchise strength is evidenced by the further increase in the number of one million pounds a year relationships, which have risen to about 480.

As Chris will show you, our BarCap business has diversified significantly over the last years, both by geography and by product and that’s enabled us to increase the rate of growth, as well as to diversify our risk.

The first half story in BGI is one of strong flows of net new assets; and strong investment for future growth.

You can see how the size and shape of BGI’s profits have changed.

BGI is a good example of a business with the right specialist focus and expertise, which is well placed to take share in a growing market.

In Barclays Wealth, we are developing the attributes that we need to grow very strongly: talent, relationships, infrastructure and product.

Profit performance in Wealth is shown on the next slide. The significant feature as I mentioned is that profit in the first half of 2007 exceeded full year profit in 2005.

This is I think another story of strong alignment between growth in the industry and the capability that we are developing within Barclays, driven by the strong synergy opportunities that come from Wealth’s proximity to BarCap and BGI.

I said I would say a few words about China Development Bank and Temasek.

When we were presenting our full year results to you in February, I said that, as part of our strategy of seeking higher growth through profit diversification, I wanted Barclays to increase its exposure to emerging markets.

You’ll remember that I talked about “looking East”.

It became clear that it would be possible for us to serve the twin objectives of increasing our exposure to Asia, and increasing the probability of merging with ABN AMRO, by the single initiative of seeking a strong Asian presence on our share register.

The consequent cash subscription helps us with the consideration mix for our bid. And in addition we create economic opportunities from new business collaboration.

That’s the strategic and financial context of what we announced last week with Temasek and CDB.

Temasek and CDB like the existing Barclays story, and they’ve committed five billion dollars to it.

They also like the ABN AMRO merger opportunity, and they’ve committed a further eleven and a half billion dollars to that. Temasek’s shareholding is financial.

The holding by CDB is both financial and strategic.

We believe that the opportunities that we will pursue with CDB – both inside China and outside – represent a further source of material growth which is not conditional on the ABN AMRO merger, but which would be amplified by it.

CDB has a unique relationship footprint in corporate China.

As I said a moment ago, the Barclays of not so long back was a UK clearing bank. Today we are different, and that transformation will be further accelerated by our new relationship with CDB.

Our strong performance in the first half gives us confidence for the period ahead. The outlook is undeniably less clear, because of current market turbulence. But our business is broadly based and the fundamental story of significant growth in the financial services industry, driven by strong world economic growth, that story remains unchanged.

The strategy that we have chosen – the pursuit of higher growth via the pursuit of greater profit diversification – is working well.

You have, as our owners, the right to expect, from the ABN AMRO merger, a rate of return, and an absolute profit performance, beyond those of today’s Barclays.

And the objective of the Barclays management team as we pursue the merger is clear and single-minded it is higher growth. And through that, higher shareholder value.

Thank you.

I’ll hand over now to Chris.

Chris Lucas: Thanks John and good morning. You know from our announcement last week that we’ve delivered another strong set of results this half, building on the excellent performance of last year. In particular, there’s been: outstanding profit growth in Barclays Capital, continuing good progress in UK Retail, improved impairment in UK unsecured loans and cards, and another very strong performance from Absa in South Africa.

Before I go into more detail, I’d like to run through the headline numbers.

Profits for the first half were £4.1 billion, which if you look back, exceeds profits for the whole year in 2003, showing how our recent growth has accelerated. We grew profits by 12% despite considerable currency headwinds. Income grew 9% and so did costs as we continue to invest in the business to drive future revenues. Earnings per share were up 14%, return on equity was 26%, and Economic Profit grew 16%. We’ve increased the dividend, interim dividend by 10% to 11.5 pence.

The divisional numbers are presented on the basis of the restatement we published in June.

Starting with Global Retail and Commercial Banking….Profits in UK Banking grew 9%. Within that, UK Retail continued to make very good progress, with profits also up 9%. Income grew 5% to £2.2 billion, adjusted for settlements on overdraft fees. There was a strong performance in current accounts and savings, where net interest income increased 12%.This was supported by product launches such as our new instant access savings account, Day to Day Saver, and high interest account, Savings Builder. Net interest income in consumer lending declined as our more selective approach led to a reduction in outstanding balances. Our net share of mortgage lending was 6% for the first half, compared with minus 1% for the same period last year, and our gross lending has increased 45% during this half. This reflects the continuation of significantly better processing capability and attractive products.

Our asset quality remains very strong: average loan to value in the residential book is 32%, and on new business the average loan to value was 51%. Headline income growth of 1% reflects settlements of £87 million for claims on prior year overdraft fees. Our approach has been to process claims promptly and in line with the FSA guidelines. In view of the current test case the FSA has agreed there will be no further settlements, and we therefore expect any further impact this year to be limited.

Costs were broadly in line with the first half last year, as were the level of property gains which were mostly reinvested in the business.

The Woolwich migration programme has been completed, with 3.3 million customers now transferred to Barclays accounts and branches.

Impairment charges improved by 9%, reflecting lower flows into delinquency and lower arrears. Mortgage impairment remains negligible.

In UK Business Banking, profits grew 9% and income grew 8%. Net interest income increased 5%, driven by good average deposit growth at improving margins. Average lending grew 2%, reflecting in part our disposal of the Vehicle Leasing and European Vendor Finance businesses in the second half of 2006.

The lending margin was broadly stable.

Net fees and commissions were up 13%, including higher debt fees and income generated from transactions executed by Barclays Capital on behalf of Business Banking customers. This is a good example of the benefits of our model that John talked about earlier. Cost growth of 3% was well controlled, resulting in a two percentage point improvement in the cost income ratio to 33%. Impairment grew £23 million to £123 million, mainly in Larger Business.

The cost income ratio in UK Banking as a whole has improved one percentage point to 48%.Excluding the impact of settlements on overdraft fees, it improved 2 percentage points, and on this basis, we continue to target a two percentage point improvement for 2007. This is in addition to the 6 percentage point improvement delivered over the last 2 years. There were gains of £138 million from property sales in UK Banking, mostly in UK Retail. This is a similar level to the gains in UK Banking in the first half of 2006, and most of this has been reinvested in the business.

Moving to Barclaycard, profits have more than doubled from the second half last year to £272 million. But if you exclude a property gain of £38 million last year, and a £27 million loss on the Monument sale this year, profits were up 4%. Income was steady in relation to the first half of 2006. A strong increase in international cards offset lower income in UK cards, resulting from a reduction in balances as well as an £12 cap on late and over limit fees. Costs increased 16% as we continued to invest, particularly in Barclaycard International. Excluding prior year property gains, costs increased 7%. Impairment has improved by 9%. New flows into delinquency and levels of arrears in UK cards have continued to decrease.

As you know, we’ve been reviewing the business mix in Barclaycard. We’re refocusing our business in the UK, and we continue to pursue rapid growth in Barclaycard International, where we’ve issued over a million new cards during the first half. Barclaycard US has moved into profit ahead of schedule, and is on track to deliver the $150 million of profits in 2008.

Moving to International Retail and Commercial Banking… Absa Group Limited has reported outstanding profit growth of 32% in rand this morning. Loans and advances were up 20%, largely driven by mortgage growth, and deposits grew 13%. Attributable profits increased 33% in Absa Capital, and as John has said we’re delivering revenue and cost synergies ahead of schedule. Most of those revenue synergies were delivered in Absa Retail, Absa Cards and Absa Capital, as a result of combining Barclays product capabilities with Absa’s distribution network.

In sterling, Absa profits were flat, mainly due to a 20% decline in the value of the rand. As we anticipated, impairment charges increased sharply from historic low levels in Absa, driven by interest rate increases in 2006 and 2007. Excluding Absa, IRCB delivered profits of £142 million. Last year’s profit included a £55 million property gain, and £21 million from our associate, First Caribbean, which was sold at the end of the year. Excluding these items, profits grew 19%. There was very strong income growth of 16%, with a particularly good performance in Spain reflecting our past investment in that business.

Excluding last year’s property gain, costs grew 15% as we invested in pursuit of higher growth rates outside the UK. We’ve continued to invest in IT infrastructure as we move towards a common platform in IRCB, and we’ve made good progress building our distribution network. We opened 185 new branches in total in IRCB during the first half: 70 in Western Europe, as we extend our operations in Portugal, Italy and Spain; 103 in Emerging Markets; and 12 in Absa in South Africa. We expect the average time for break even for new branches to be 12 to 18 months.

Moving to Investment Banking and Investment Management.... Barclays Capital has had another outstanding six months with profits up 33% to £1.7 billion. Income growth of 21% was broadly based across regions and asset classes, with particularly strong performance in commodities, credit products and equity products.

In the past year we’ve acquired a mortgage servicing business, Homeq, and a mortgage origination business, Equifirst, in the US. Equifirst completed at a very significant reduction to the price we announced. Both these investments have strengthened our capability in a large and important market.

As you know, there’s been volatility in the US sub prime and leveraged lending markets. In preparing our results we ensured that our balance sheet positions are properly marked to market, and that we carry appropriate reserves for all risks in the business. Our results take into account all the information available to us today. Bob will talk more about our view of that market in a moment.

Costs increased 17%, largely reflecting performance related pay and continued investment in the business; headcount has increased by 2,500 in the first half, including 1400 in Equifirst.

The cost to net income ratio improved 3 percentage points to 60%, and our cost base continues to be flexible, with over 50% taken up by: performance related pay, discretionary investment spend and short term contractors. Impairment charges remain at a low level.

At Barclays Global Investors, profits grew 7% to £388 million driven by income growth of 12%. Both profit and income growth were reduced by a 9% decline in the US dollar. Most of the income growth came from increased management fees, particularly in ishares, active management, and securities lending. The contribution from incentive fees was stable relative to the first half of last year. We had net new asset inflows of $50 billion, as compared with $68 billion for the whole year in 2006. assets under management increased by $199 billion to 2 trillion dollars in total. Costs grew 15% as we continued to invest in infrastructure to support further growth in the business and build an integrated platform across all asset classes. Headcount increased by 400 to 3,100, and the cost income ratio rose 2 percentage points to 59%, which does remain in the top quartile.

We completed the acquisition of Indexchange in February, which brought $23 billion of assets under management, and considerably strengthens our ishares business in Europe.

There was excellent profit growth of 34% in Wealth to £173 million. Income increased by 10%, as a result of growth in client funds and greater transaction volumes. Cost growth of 3% was well controlled as volumes increased across the business. Redress costs were lower and efficiency gains were reinvested to add more client facing professionals and strengthen the technology infrastructure. The cost income ratio improved 6 percentage points to 72%.

Moving to impairment for the Group, charges reduced by 9% by about £100 million. The most significant change was the lower charge in UK cards and unsecured loans, reflecting lower balances, lower flows to delinquency, and lower absolute levels of arrears. Following the restatement these are now reported partly in Barclaycard and partly in UK Retail. You should bear in mind there was an £83 million Available for Sale charge in 2006. And in IRCB and Business Banking, impairment increases reflect a move towards Risk Tendency.

The coverage ratio on potential credit risk loans has declined slightly from 55 to 54%, this reflects our assessment of the risk and the level of security on a handful of larger non performing loans. We remain comfortable with this level of coverage.

Moving on to capital, our ratios at the end of the first half were broadly in line with our targets. Our Tier 1 ratio was stable at 7.7%, and our equity ratio was 5.3%. We continue to make good progress in our preparations for Basel. We completed our second parallel run in May, and still expect a modest reduction in demand for capital. Recent discussions between the regulators and the industry however suggest this is likely to be offset by increased deductions which we would fund with hybrid and Tier 2 issuance at minimal cost. Our overall regulatory capital position will remain broadly similar.

We intend to take advantage of continued low yields on property to extend our sale and leaseback programme. We expect to realise gains of about £100 million in the second half, mostly in UK Banking, and all of this will be reinvested in the business. Looking at our main UK pension scheme, the fund is showing an IAS 19 surplus of more than £850 million, largely as a result of an increase in the discount rate. This is an improvement of well over £1 billion from the end of 2006.The actuarial funding is more stable and continues to show a surplus of over £1 billion.

We continue our policy of weighing the dividend towards the final payment to retain flexibility, and we’ve announced strong dividend growth of 10%.

On Monday last week we indicated our intention to buy back £2.4 billion of shares in order to neutralise the dilution impact of the new investment by China Development Bank and Temasek. We’ve announced today that the regulators have given approval to proceed and we’ll start this on August 6th.It should take three to four months to execute. You’ll find further details of this in your packs.

So in summary we’ve delivered another strong set of results this half, building on an excellent performance of last year. In particular, there’s been outstanding profit growth in Barclays Capital, continued good progress in UK Retail, improved impairment in UK unsecured cards and loans and another very strong performance from Absa.

Thank you very much indeed – I’d like now to hand over to Bob.

BOB DIAMOND: Thank you Chris, John has asked me to say a few words about Barclays Capital and market the conditions. You’ve heard from Chris that we have had a record first half in Barclays Capital with a record in each of the first 2 quarters with PBT up overall 33%. And as you can see in this slide strong growth across all asset classes. Now I know you are interested in how we performed in July so let me tell you. Despite the significant uptake and volatility in July and taking into account all the information and evaluation, we had a good July with both Revenue and Income ahead of last year. The diversification that you see on this slide really, really works. We have a very well diversified business in Barclays Capital and our rates business, our commodities business, our foreign exchange business in emerging markets and equities. All those business are experiencing increased client flows, increased investor interest in increased trading volumes. Let me give you an example with our FX business and our and the performance in July. During the very volatile markets and the demanding market environment, we have experienced daily FX trading volumes of close to 100,000 client transactions per day. This is double the daily average for June. In fact if you look at our volumes in the first half of 2007 they were 3 times the volumes in the full year of 2005. Our capabilities and scalable platform in foreign exchange have enabled us to continue growing, while many market counter parties are flagging capacity issues is a concern.

Let me now turn to credit, which is I think the area you want to hear about. The market environment in credit has clearly become more challenging. The credit markets are experiencing a necessary re-pricing of risk. The first time in four years, investors have pricing power and can demand the terms upon which they will take on credit risk. The two most challenging sectors in the credit market right now are sub-prime and leveraged finance; our thoughts are as it relates to both of those, so let me take them in turn. Sub-prime markets continue to be volatile and a source of concern for investors. And this will take some time to unwind.

At Bar Cap, we have built a very strong business as Chris referred in the US and that business originates, securitises and services sub prime mortgages. We don’t hold inventories for long periods and we’ve been proactive in our risk management and in fact by May of this year we had reduced our sub prime warehousing limits by more than 50%. Our loan exposure to sub prime mortgages in this business was 99% first lien. The sub prime business comprises of a small proportion of our trading loan book. Today, the credit spread VAR or the value of risk, the measure of how much risk in our secondary book. Despite the increased volatility is below the average level for all of 2006. The mortgage and asset backed businesses have had good growth for us, but as you can see in the slide it’s a small proportion of the very well diversified total revenue base in Barclays Capital. We are comfortable with our business model, we are comfortable with our positions and our ability to repackage and distribute risk, but make no mistake it will take some time for the sub-prime market to work through the excesses of the recent past.

Leverage finance; let me talk about leverage finance. What we’re seeing in this market is different; it’s clearly an imbalance in supply and demand. We believe the difference here is the underlying fundamentals of corporate credit remains very strong. Barclays Capital is a very strong player in both the US and in Europe in the

Leveraged Finance markets. We’ve consistently been ranked in the top 2 in European primary LBO origination. We have executed over 175 transactions raising more than £80bn in debt over the last decade. Yet our portfolio of loan positions we hold today, the loans we have on our balance sheet are about 2% of what we’ve originated and 98% of that is senior debt. We clearly have a very, very strong track record of syndication sell-down, we’ve experienced just £5m of credit losses over the last 10 years. We are comfortable with our Leveraged Finance model as its focused its distribution of risk. We have no evidence of deterioration in quality of our underlying book. Our average hold in Leveraged Finance is around £30m per transaction and is well diversified. And as a final point I’d like to make here is that our total equity bridge exposure is less than £100m.

Let me also talk some more, for just a minute, about our diversified business model. You know about our track record and we’ve delivered 25% compound annual growth rate in both revenues and profits since 1999 but now more than ever keep in mind that this growth has been achieved across the business cycle in all market conditions and as you see on this slide; across both loosening and tightening of interest rates, in periods of widening credit spreads and contracting credit spreads, across periods of both high and low market volatility, in the bull markets for equities and bear markets for equities, in active and quiet M&A markets, and throughout periods when inflation is going up than when inflation is going down.

Our business model has always put the client very, very much at the centre – at these volatile times more than ever, we are working very, very closely with our clients and in fact we’re seeing some good signs. We’re seeing increased demand for hedging and risk management; we’re seeing the opportunity for better trading and investment opportunities going forward with wider credit spreads, we’re seeing increased flow in foreign exchange and interest rate products. Looking forward, we continue to have a positive outlook on the fundamentals of the economy and of corporate credit. We believe the re-pricing of risk is a healthy correction, though it will take some time for the excesses of the sub prime market to be resolved.

So to sum up a terrific 1st half; in fact the 1st half 2007 in Barclays Capital exceeded the full year 2005. July was a good month with both revenue and net income ahead of July last year. Market conditions are clearly more volatile and more challenging, yet we continue to see strong economic fundamentals across the markets. Thank You.

JOHN VARLEY: Right, we are happy to take you questions. There are microphones around the room and if you want to ask a question can you as usual can you say who you are and who you represent. And we’ll fire away, who has the first question?

ALASTAIR RYAN: A question for Bob, predictably. On the famous 15-20% over time growth in PBT, on the back of much higher than that growth in the first half, what’s the starting point for your next period of 15-20% growth? I think I asked this question last year and you’ve over-delivered again, but does 33% in the first half eat into your starting point, or is that, again, not in a specific time period, but over the next several years, is that a valid figure starting from today, particularly in the light of structured credit? Your point, well taken, on your balance sheet positions, your risk management, but it would seem likely that structured credit markets will have much lower revenue opportunities for people like you over the next 12-18 months. Thanks.

BOB DIAMOND: What’s interesting in this business, we’re always managing one or two product lines where the volumes are down, so you get environments – that’s why I put the slide up – in foreign exchange where currencies are very stable and there’s not a lot of volume, and it’s very hard to predict. I think the difference here is we’re pretty certain that the volumes in sub-prime are going to be low for some period of time, so that looks clear. I think, importantly, as you can see, that’s not a big share of our income in the past, so it’s not going to have a huge impact. The 15-20% growth I’ve talked about is not in any one-month period – it’s very hard to say that – but, in BarCap, do we still see 15-20% opportunities for growth going forward? Absolutely.

JAMES INVINE: I’ve got a question on the Retail Bank, please. I see that you’ve extended the property gains and you’re again going to reinvest that. I was just wondering: how much more scope is there for further one-off investment? So if you could find another, say, £1 billion of property gains, how much of that would you be able to put into the Retail Bank as one-off investment?

CHRIS LUCAS: The decision around the properties and our activities there are driven predominantly by the rates that govern the property market. We found that the more recent tranches of properties we’ve been selling have been at yields of about 4.5%, which remains very good, considering when you look at what’s happened to interest rates. So that’s what’s driven us to extend the property sale and leaseback. I think, last year, we mentioned that we were about a third of the way through, so that gives you a flavour for how much is remaining. I look at the investment in the UK Retail Bank as one of the things that we are able to flex, really based on the overall income performance, the cost of running of the business, and the cost:income ratio targets that we’ve set for ourselves.

JOHN VARLEY: I would just add the following: that we’ve said before that one of the things we’re shooting for here, as part of our UK Banking cost:income ratio improvement, is a structurally lower cost:income ratio. If you look at the components of UK Banking, Business Banking is pretty competitive: 33% cost:income ratio improvement half-on-half, always been there or thereabouts. The business that has been off the pace, as you know, is the UK Retail Banking business, and I consciously put up that slide showing the improvement from 65% to 56%.

Are we there yet? No. That’s one of the reasons why we’ve been investing, because we can create significantly improved structural efficiency in that business. Operating sites would be a very good example I could give you, where I would say that, if I looked back at the last 10 years, our retail platform here in the United Kingdom is too fragmented and there are significant efficiency opportunities. Some of the investment that we have liberated through the sale of properties has been directed at just that: concentrating operational activity, synthesising it into a much smaller number of sites. We’re some way through that. We will make a decision later this year whether we should be setting a cost:income ratio goal for a further period in relation to UK Retail Banking, and we will, of course, if we decide to do that, give you information about that at the end of the year.

JAMES INVINE: Without wishing to pre-empt that, you’ve already seen a nine percentage point improvement in the Retail Bank’s cost:income ratio. Another nine percentage points over the next few years – is that going to be too aggressive?

JOHN VARLEY: I know you’re really keen to get me to give you a forecast on it, and I assure you that we have a current goal period on cost:income ratio, and it expires at the end of this year. I don’t want you to think that, at the expiry, if we capture the 8% over the last three years that we intend to, that we’ll then ‘relax in the paddock’. I don’t think that we will be where we need to be in UK Retail Banking cost:income ratio by the end of this year, so in my mind’s eye I have the thought of a further challenge. I’m not making any commitment to that today, but we will inform you of that at the time. But I am clear in saying that there is further to go.

JOHN-PAUL CRUTCHLEY: Two quick questions, if I can, first on Barclaycard International and secondly on Absa. On Barclaycard International, you’re now in profit. You obviously have been investing very heavily in that business. Do you see this as now coming round the J curve and now actually moving seriously into profitability, or do you see yourself potentially stepping up the investment in that business as you look to move it on to the next stage, which will cap some of the profit growth opportunity within there?

JOHN VARLEY: I think, J-P, we’re very struck by the scale of the international card opportunity. There is a handful of credit card companies around the world that have genuine scale and genuine competitiveness, and we do think that the skills that we have are well deployable around the place. Absa would be the best example of where we’ve got a lot of turbo charge in that side of the business as a result of deploying those skills into Absa. The biggest part of the J curve is the US business. As you know, we said, when we bought the business, ‘We’re going to invest $100 million a year in marketing through a period, but we would come out of the J curve in 2008’. That looks like $150 million. As you heard from Chris, we will hit that $150 million in 2008.

But the business is at quite different levels of maturity, so if I look at a card market like Germany, we’ve been in Germany for quite a long time, it’s a profitable business; if I look at our joint venture in Scandinavia, where I would say we’re starting there; we’re partly through the J curve in the United States. Our end game is to have an international card business of the same heft as our UK cards business, and when we set out on that journey in 2003, we said we thought it would take us 10 years to get there. I’ve mentioned to you before that our plan has been to accelerate the rate of investment in that proposition, because we think we can get there earlier through time. I don’t know whether that helps answer your question.

JOHN-PAUL CRUTCHLEY: The second one was just on Absa, where clearly very strong results are coming through in its first half. The language you used on Absa’s risk tendency which you put up appeared to strike a slightly more cautious tone looking forward. I just wondered if you could maybe just amplify those comments: whether we should be bracing ourselves for a period of.

JOHN VARLEY: Could you just give me the middle bit of what you said there?

JOHN-PAUL CRUTCHLEY: The risk tendency increase in Absa and the comments you make around that increase in risk tendency seems to suggest a more muted growth period as provisions normalise.

JOHN VARLEY: Let me make a comment, and then Chris might want to add. I think the way you should think about this is that, in circumstances where there has been quite a significant increase in interest rates in South Africa, it would be unsurprising if some of the demand – and we’ve seen fabulous demand for particularly Retail Banking products in Absa over the course of the last years – gets choked off, and you would expect to see the level of impairment rising. It is rising, not out of line with expectation, but it is.

I think it’s just that we’re saying but, meanwhile, again, don’t lose sight of the fact that we’ve got breadth of business advance and profit growth there, and two very fast-growing parts of the business are the Absa Capital and the Absa Card, so we feel pretty confident about the medium-term outlook. When we invested in that business, our view was that there were decades of growth here ahead of us. That’s what we were backing; nothing causes us to change that point of view at all.

PETER TOEMAN: I’d like to thank you for the exposition you’ve given on Barclays Capital, but one area you haven’t touched on is the CDO market. I note that Barclays was the third largest issuer of CDOs in this half year. I know that sub-prime US mortgage assets have been increasing part of CDO issuance, and as a leading originator, one might expect that mezzanine and equity tranches of CDOs might have been retained within your own balance sheet. I wondered if you might be able to give me some indication and, if my thesis is correct, some indication of volumes, or at least, if not the volumes, how, for accounting purposes, those residual interests are treated. Are they marked to market? Are they available for sale securities where losses are only recognised when sales actually take place?

BOB DIAMOND: It’s part of the secondary business, and that’s why I went to pains to say, in July, all the valuations, all the marked to markets are included in the July numbers. So the CDOs would form part of the secondary market, which would form part of the credit spread VAR which, as I said, even with the increased volatility, the VAR in credit spread, full stop, is below where it was a year ago.

CHRIS LUCAS: In accounting terms, Bob’s absolutely right. We do mark to market, but in terms of some of those residuals, we’ve actually been incredibly conservative over the years since they’ve originated, and we’ve not taken any of the upside into income. So actually, in a marked to market, we’ve just taken the downside.

STEPHEN ANDREWS: It’s just a quick question on the net interest income growth in the Retail Bank, because it’s really a story of two halves. The liabilities side’s obviously very, very impressive, but the assets side looks like it’s down 5-10% year-on-year. Can you just give us a bit of flavour and detail as to the drivers of that.

JOHN VARLEY: Mix, really.

STEPHEN ANDREWS: Mix – and as to what we might see going forward. Obviously, it’s mortgages versus unsecured, but would you expect that to stabilise and start making a positive contribution at some stage in the next six to 12 months?

JOHN VARLEY: It’s principally mix, Stephen. If you look at the drivers of the asset margin, it’s been an intensely competitive period in the mortgage market. We’ve been pricing at market, but the market itself has been quite intensive. There’s been some downward pressure on the non-card consumer lending market, but I wouldn’t overstate that. As you rightly point out, if you look at the liabilities side, then what we see there is a resilient margin or better, but that mix change, I think, is… I think you should expect that mix change to be a feature of the future. We have raised our game – we needed to, but we have raised our game significantly in mortgage competitiveness.

CHRIS LUCAS: I think the only thing I would add – and you said ‘made a contribution’ – the mortgage business, even at the rates at which new business is being written, once you take account of the almost negligible impairment and the low economic capital charge, actually makes a contribution down at economic profit level.

SANDY CHEN: Two related questions, both for Bob. The net trading income was up, obviously very nicely, at $2.8 billion for the first half, 29% up year-on-year and roughly double versus the second half figure. I’d just like to get more flavour on really what is driving that. Is that mainly fair value marked to market gains behind that net trading income? That’s the first part of the question.

BOB DIAMOND: We’ve always been clear that the accounting convention of trading, net interest, fees and commissions, the fees and commissions can tell you something. We look at the interest and the net trading together, quite frankly, as being our secondary business. The best measure you have on that is how is our VAR doing – our value at risk. I think it’s fair to say that we have less focus on proprietary trading than most of the other investment banks – we’ve said it consistently. It doesn’t mean we don’t take risk. So it represents a lot more flows in the secondary market and in the growth in our business. If you look at a business like commodities, for example, over $1 billion of income in the first half, almost double what it was in the first half last year. Clearly, that’s a lot more client volumes.

SANDY CHEN: Maybe another way of asking that question is I noticed, on the face of the balance sheet, the derivatives held for trading purposes went up from roughly $140 billion at the end of the year to $177-odd billion. Now, how much of that increase, or what percentage of those derivatives held for trading purposes are marked to model versus marked to market – i.e. marked to your reference market observables versus an actual market?

BOB DIAMOND: Well, it depends on the underlying market. If there’s liquidity in the underlying market, you clearly mark to that; if there’s not, you mark to model. These things aren’t very complicated. We can take you through in detail how we do all that if you want to spend some time.

CHRIS LUCAS: The only thing I was going to add is looking at derivatives on their own can sometimes be misleading because, quite often, they’re offsetting physical securities positions that are also marked to market.

BOB DIAMOND: There are also very large provisions held for all the reasons you would expect in derivatives books. If you want to dig deeper, it might be better to do it offline. We would be happy to show you some of the other publicly available information.

SANDY CHEN: That would be great. The last part of that was just in risk tendency for Bar cap was at £110 million as at the end of the first half versus the £10 million charge in impairments. Should we really be looking at risk tendency but is it a bit outmoded nowadays?

JOHN VARLEY: It’s certainly not outmoded. That would be an anti-religious statement at Barclays, I can tell you. We believe in it, but if you look at the risk tendency in Bar cap, it’s been pretty stable over the course of the last two or three years, hasn’t it?

BOB DIAMOND: Surprisingly, actually. We want to always be outperforming that, right, but it’s been a fairly benign credit environment the last few years. I don’t want to take too much credit here: the credit environment has been pretty good. One of the things I was saying, and one of the reasons that we’re confident that the supply demand imbalance in leveraged finance will work out is we still feel that corporate credit is very strong.

In past cycles in leveraged finance, when there’s been a slowdown in 2002, for example, it might have been more around the underlying credits concerns. That’s not the issue we have today, so we’re quite confident in holding on to some of these positions until the supply demand imbalance comes back. As I said, investors are demanding better spreads right now. It’s a change over the last three or four years in the market. It’s not necessarily bad for us. When this liquidity comes back and there’s a bit more balance between buyers and sellers, maybe there’s a little more spread for the dealers too.

PHIL RICHARDS: I’ve just got a question on the buyback programme which you gave the details of this morning. You say in the release that the programme will be executed by an independent third-party broker acting independently of and uninfluenced by Barclays. However, unless I’m mistaken, the broker you’ve chosen is acting as your joint financial advisor, joint sponsor and joint corporate broker in your bid for ABN AMRO. Can you just reconcile the two please?

JOHN VARLEY: Well, I can reconcile the two, which is that we give clear instructions. There is a framework within which the operation will be undertaken. We’ve set that out in very considerable detail for you in the announcement. You can imagine that the programme will be carefully monitored by the regulators who have blessed it. They wouldn’t have blessed it if they thought there was any scope for manipulation. I feel entirely comfortable with the fact that what we’ve orchestrated here is something that is designed to be fit for purpose. The purpose is to neutralise the impact of the unconditional investment being made by CDB and Temasek. I think that’s the story. I don’t think I can add very much to what we’ve said.

What lies behind your question, of course, is; is there some scope for manipulation here? I hope you feel a sense of real reassurance about the way in which we’ve structured the programme, and you can imagine that we’ve had to go through that in some detail with the FSA and the SEC, but these are tough, demanding regulators and they are absolutely satisfied with what we’re doing. I think there’s not much more I can add to it.

DEREK CHAMBERS: I wonder if you could say something about the UK Retail Banking credit impairments. You’ve indicated some changes in methodology for risk tendency and also provisioning. Can you give any indication of what’s happening to the P&L charge as a result of that? Also, could you comment just a bit further on some of the trends you’re saying in delinquencies? You’ve indicated quite a good trend in the first half. How far do you see that going? Could you split out the credit card and the other unsecured loans in that?

CHRIS LUCAS: It starts by saying there are two pieces. Part of the business is in Barclaycard and part of it is in the UK Retail Bank. In the UK Retail Bank, the methodology changes are around risk tendency, and those models are always moving in terms of changes we make to either inputs or parameters. In terms, though, of the underlying trend, the trend in the unsecured lending in the UK Retail Bank and Barclaycard is actually similar. There are improved flows into delinquencies, there are better arrears, and in the UK cards business, we see that translating through into lower charge-offs and lower impairment charges.

In the UK unsecured lending business, there is the same delinquency improvement and there is the same arrears improvement. What we haven’t yet seen, though, in that business is a reduction in charge-off rates. I think, in overall terms, we would say that the environment in which we operate for the UK consumer remains tough. I think we called it ‘challenged’ last time we were here, and I think it remains that. You will have seen the impact of interest rates in terms of people’s disposable income, so I think that would be my summary.

JOHN VARLEY: I mentioned in my presentation, as you heard, that we think that the performance here has responded to management action. So if I look at decline rates, for example, in Barclaycard in the first half of this year, they’re operating at 55%. It’s an indication of stringent financial criteria being directed at new applications. But the fundamental position, I think, is very much as Chris has described.

The way I have that in my head, just in terms of the maths of it, I’ve rounded a bit, but if you look, particularly, at Barclaycard, the impairment number in the first half of this year is £440 million rounded; if you look at it in the first half of last year, the equivalent number was £580 million, and the second half £480 million. So you can see some significant step change. That’s the principle, fundamental reflection, I think, of what we’re seeing.

Thank you very much for being with us.

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forwardlooking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.